Exhibit (a)(5)(J)

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UNITED STATES DISTRICT COURT EASTERN DISTRICT OF VIRGINIA (Alexandria Division)

MARK SCHIFFER, on behalf of himself and all others similarly situated,	Civil Action No. 1:10 cv 1032

Plaintiff,	CLASS ACTION (CMH/TRJ)

v.	COMPLAINT FOR BREACH OF FIDUCIARY DUTY

ICX TECHNOLOGIES, INC.; HANS KOBLER; SPENCER ABRAHAM; JOSEPH M. JACOBS; ROBERT A. MAGINN JR.; MARK L. PLAUMANN; RODNEY SLATER	DEMAND FOR JURY TRIAL

Defendants.

Plaintiff Mark Schiffer (“Plaintiff”), individually and on behalf of all others similarly situated, by and through his attorneys, alleges the following upon information and belief, except as to the allegations which pertain to Plaintiff, which allegations are based upon personal knowledge, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action on behalf of Plaintiff and the public stockholders ICx Technologies, Inc. (“ICx” or the “Company”) against ICx and its Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duty.

2. On August 16, 2010, ICx and FLIR Systems, Inc. (“FLIR”) jointly announced an agreement under which FLIR would acquire ICx through a cash tender offer, followed by a merger with a subsidiary of FLIR, for a price of $7.55 per share in cash (“Proposed Transaction”). The announcement states that Wexford Capital LP (“Wexford”), which owns 62% of ICx’s outstanding shares, has already agreed to tender its shares.

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3. The offer price of $7.55, however, provides inadequate consideration to ICx shareholders. Indeed, the target price of the stock from the reports of analysts who cover ICx was $9.33 a share with a high target of $10.00 a share. Moreover, the Merger Agreement includes a number of preclusive deal protection devices that make the Proposed Transaction a fait accompli and ensures that no competing offers will emerge for the Company. For example, Defendants have given FLIR a “top-up option,” an irrevocable option to purchase newly issued shares from ICx in an amount necessary to acquire one share more than the 90% required for a short form merger that essentially guarantees the expeditious sale of ICx to FLIR without requiring a shareholder vote. The Merger Agreement obligates Wexford and other Company insiders to tender their shares, representing 61% of outstanding ICx shares, in the Proposed Transaction. Wexford not only controls the voting power of ICx but also controls several members of its Board. Thus, the Merger Agreement indicates that the Proposed Transaction can be consummated without any vote at all. These deal protection provisions serve no legitimate purpose other than to prevent the Proposed Transaction from performing an adequate sales process, which the Board has failed to conduct.

4. These breaches of fiduciary duty are further aggravated by Defendants’ continuing non-disclosure of numerous material facts concerning the Proposed Transaction. Unless these material non-disclosures are corrected, ICx shareholders will be entirely unable to cast a fully and fairly informed vote on the Proposed Transaction, and will be permanently and irreversibly harmed as a consequence.

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JURISDICTION AND VENUE

5. The claims asserted herein arise under Section 14(e) of the Exchange Act, 15 U.S.C. §§78n(e), as well as SEC Rule 14D-9, 17 C.F.R. § 240.14d-101.

This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. 78aa and 28 U.S.C. §§ 1331.

6. This Court also has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1332(a)(2) in that plaintiff and defendants are citizens of different states and the matter in controversy exceeds $75,000, exclusive of interest and costs. This Court also has jurisdiction over this action pursuant to 15 U.S.C. §78bb(f)(3)(A)(i), because it is a class action based upon the statutory or common law of Delaware, ICx’s state of incorporation, and thus may be maintained in federal court. This Court has supplemental jurisdiction under 28 U.S.C. § 1367.

7. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because defendant ICx has its principal place of business in this District. Plaintiff’s claims arose in this District, where most of the actionable conduct took place, where most of the documents are electronically stored and where the evidence exists, and where virtually all the witnesses are located and available to testify at the jury trial permitted on these claims in this Court. Moreover, each of the Individual Defendants, as Company officers and/or directors, has extensive contacts with this District.

PARTIES

8. Plaintiff Mark Schiffer owns shares of ICx common stock and has owned such shares at all relevant times. Plaintiff is a citizen of New Jersey.

9. ICx is a Delaware corporation that is headquartered at 2100 Crystal Drive, Suite 650, Arlington, VA. ICx is engaged in the development and integration of advanced sensor

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technologies for homeland security, force protection and commercial applications. These sensors detect and identify chemical, biological, radiological, nuclear and explosive threats and deliver superior awareness and actionable intelligence for area surveillance, intrusion detection and facility security. ICx sells its products and services globally and also has regional offices in the Middle East, Asia Pacific and Europe. ICx is named as a necessary party.

10. Defendant Hans Kobler has served as Executive Chairman of the Company’s Board of Directors at all relevant times. Wexford is the investment manager of DPI LLC (“DPI”) and Valentis SB, L.P. (“Valentis”), entities in which Kobler has an ownership interest. Kobler also serves on the investment advisory committee of Digital Power Capital, LLC, an affiliate of Wexford, DPI and Valentis. Kobler also entered into contracts with Wexford-related entities in which Kobler will receive payments based on five percent of the net profits in excess of a preferred return realized by the Wexford-related entities from certain Wexford investments, including investments in ICx. Based on information and belief, Kobler is a resident of Suffolk County, NY.

11. Defendant Spencer Abraham has served as a Director for the Company at all relevant times. Based on information and belief, Abraham is a resident of Fairfax County, VA.

12. Defendant Joseph M. Jacobs has served as a Director for the Company at all relevant times. Jacobs is also currently the President and Co-Founder of Wexford. Based on information and belief, Jacobs is a resident of Westchester County, NY.

13. Defendant Robert A. Maginn Jr. has served as a Director for the Company at all relevant times. Based on information and belief, Maginn is a resident of Middlesex County, MA.

14. Defendant Mark L. Plaumann has served as a Director for the Company at all relevant times. Plaumann has served as a past Senior Vice President of Wexford. Based on information and belief, Plaumann is a resident of Westchester County, NY.

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15. Defendant Rodney Slater has served as a Director for the Company at all relevant times. Based on information and belief, Slater is a resident of D.C. County, Washington, D.C.

16. The defendants named above in paragraphs 10-15 are collectively referred to herein as the “Individual Defendants.” The Individual Defendants, as officers or directors of ICx, or both, have a fiduciary relationship with Plaintiff and other public shareholders of ICx, and owe them the highest obligations of good faith, fair dealing, loyalty, and due care.

CLASS ACTION ALLEGATIONS

17. Plaintiff brings this action on behalf of himself and all other shareholders of the Company (except defendants and any person, firm, trust, corporation, or other entity related to or affiliated with defendants), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).

18. This action is properly maintainable as a class action.

19. The Class is so numerous that joinder of all members is impracticable. According to the Company’s SEC filings, as of July 31, 2010, ICx had 34,931,678 shares of common stock outstanding.

20. There are questions of law and fact which are common to the Class including, inter alia, the following:

a.	Have the Individual Defendants breached their fiduciary duties to Plaintiff and the other members of the Class?;

b.	Are the Individual Defendants, in connection with the Proposed Transaction, pursuing a course of conduct that does not maximize the Company’s value in violation of their fiduciary duties?; and

c.	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct?

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21. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

22. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

23. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudication with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

24. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

25. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiffs and the other public shareholders of Cogent and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

26. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (a) a change in corporate control; (b) a breakup of the corporation’s assets; or (c) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders. If such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the directors and/or officers may not take any action that:

a.	adversely affects the value provided to the corporation’s shareholders;

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b.	favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c.	contractually prohibits them from complying with their fiduciary duties;

d.	will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

e.	will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

27. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Pactiv, are obligated to refrain from:

a.	participating in any transaction where the directors or officers’ loyalties are divided;

b.	participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

c.	unjustly enriching themselves at the expense or to the detriment of the public shareholders.

28. In a cash deal that results in a change of control, the directors bear the burden of establishing that they took all reasonable steps to maximize shareholder value before agreeing to the proposed transaction.

29. The Individual Defendants here have not established that they have maximized shareholder value and indeed it appears that the Proposed Transaction undervalues Pactiv.

30. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiffs and other public shareholders of Pactiv.

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SUBSTANTIVE ALLEGATIONS

31. ICx is incorporated in Delaware and headquartered in Arlington, Virginia. ICx is engaged in the development and integration of advanced sensor technologies for homeland security, force protection and commercial applications. These sensors detect and identify chemical, biological, radiological, nuclear and explosive threats and deliver superior awareness and actionable intelligence for area surveillance, intrusion detection and facility security. ICx sells its products and services globally and also has regional offices in the Middle East, Asia Pacific and Europe.

32. The Company has performed remarkably well amidst the recent global recession. As stated in a press release on May 13, 2010, the Company’s first quarter of 2010 showed “continued growth in adjusted EBITDA profits,” and the Company’s CEO, Colin Cumming, expressed his optimism at the Company’s performance noting that he was “pleased with our achievements in the first quarter of 2010.” In the first quarter of 2010 alone, the company generated $40.6 million in revenue. The Company also showed adjusted EBITDA profits of $2.1 million, an improvement of $1.3 million, or 163 percent, over the first quarter in 2009. And FLIR’s CEO, Earl Lewis, stated that the ICx’s second quarter was expected to be even better. As Lewis stated, “[ICx’s] second half should be much better than the first half.”

33. ICx also particularly stands poised to continue its significant growth from its innovative products in sensory technology. ICx recently released its ClearPoint™ bottled liquids screener, a product which allows the customer to rapidly identify suspicious liquids through their containers. The ClearPoint product stands to be a breakthrough in the screening of bottled liquids at airport security checkpoints.

34. ICx also introduced another product in its CommandSpace® product suite, a preconfigured,

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turnkey wide area surveillance system that includes integrated ground surveillance radar and forward looking infrared cameras. The CommandSpace product has the potential to generate significant sales as it is less dependent upon infrastructure and allows rapid implementation and lower up-front and life cycle costs.

35. ICx’s success is evidenced by the service agreements the Company has been recently awarded. For instance, ICx was recently awarded a $9 million contract for mobile integrated surveillance systems by the Critical National Infrastructure Authority (CNIA) of Abu Dhabi, UAE, under which the Company will provide its integrated millimeter wave ground-based radar and thermal/CCTV imaging systems on mobile tactical platforms for deployment around critical infrastructure sites to provide comprehensive wide area surveillance. Moreover, the Tennessee Valley Authority (TVA), the largest public power company in the U.S., recently issued ICx a blanket $3 million contract for remote terminal units (RTUs), which are well suited to address Smart Grid applications and will be deployed throughout the TVA supervisory control and data acquisition (SCADA) system.

36. Indeed, the Company’s share price has increased significantly in recent months as a result of the Company’s growth and business prospects, with a stock price of $9.25 as recently as January 8, 2010, significantly more than the consideration offered in the Proposed Transaction.

37. In light of the Company’s future prospects and expectations outlined herein, the Directors have no valid or pressing reason to sell the Company at the low value contemplated in the Proposed Transaction, particularly in the current depressed economic and valuation atmosphere (as explained below).

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Defendants Have Failed to Maximize Shareholder Value

38. On August 16, 2010, the Company issued a press release announcing that ICx had unanimously approved an agreement under which FLIR Systems, Inc. would acquire ICx through a cash tender offer, followed by a merger with a subsidiary of FLIR, for a price of $7.55 per share in cash. Specifically, the press release stated:

ICx Technologies, Inc. (Nasdaq GM: ICXT), a developer of advanced sensor technologies for homeland security, force protection and commercial applications, has entered into a definitive merger agreement with FLIR Systems, Inc. (Nasdaq: FLIR) pursuant to which ICx would be acquired through a cash tender offer, followed by a merger with a subsidiary of FLIR, for a price of $7.55 per share in cash. FLIR is a leader in the design, manufacturing, and marketing of thermal imaging and stabilized camera systems for a wide variety of thermography and imaging applications. ICx anticipates that the transaction could be completed in the fourth quarter of 2010.

ICx’s Board of Directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, and has resolved to recommend that ICx’s stockholders tender their shares in connection with the tender offer. In addition, certain affiliates of Wexford Capital LP have agreed to tender approximately 62% of ICx’s outstanding shares in the tender offer, subject to the ICx Board of Directors’ continued recommendation of the transaction. The closing of the tender offer is subject to certain customary conditions, including the tender of at least a majority of ICx’s shares outstanding on a fully diluted basis and antitrust clearance. The merger agreement contemplates that the merger would be completed shortly following completion of the tender offer if a “short form” merger is available under Delaware law. If a short form merger is not available, then the merger would be completed after approval of the merger at a stockholders’ meeting, which would held as soon as reasonably permissible under Delaware law and applicable rules and regulations of the Securities and Exchange Commission.

39. The offer price of $7.55, however, provides inadequate consideration to ICx shareholders. As reported through Yahoo! Finance, at the time the Proposed Transaction was first announced, the mean target price of the stock from the reports of analysts who cover ICx was $9.33 a share. Thus, the price offered in the Proposed Transaction offers no premium to ICx shareholders but instead provides a 19% discount to the mean target price of numerous analysts. Moreover, at least one analyst set a high target price of $10.00 a share. These target prices, which are significantly higher than the consideration offered in the Proposed Transaction, clearly

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reflect the ongoing improvements in the Company’s operations and financial results, particularly due to the potential of growth in the Company’s products and other business (as discussed above). This target prices also provide objective confirmation that the consideration offered to ICx shareholders in connection with the Proposed Transaction is insufficient.

40. Additionally, ICx has continued to perform well compared to its competitors in its industry and the overall market in light of the fact that equities valuations continue to be temporarily depressed due to global economic conditions. Clearly, ICx’s value as an ongoing business is greater than the consideration to be paid in the Proposed Transaction. As such, the Proposed Transaction is inadequate to ICx’s shareholders and represents a significant discount to the Company’s actual value in the marketplace.

Defendants Have Failed to Engage in a Proper Process

to Maximize Shareholder Value

41. Proposed Transaction is the product of an unfair sales process that was steered entirely to FLIR, on terms preferential to FLIR, so that certain Company insiders and Wexford could secure material benefits not shared with the ICx’s public shareholders.

42. Rather than adequately shop the Company, the sales process was instead driven by interested Company insiders and Wexford Capital LP, which own 62% of the ICx’s outstanding shares through various entities. Wexford not only controls the voting power of ICx but also controls several members of its Board. For instance, Wexford is the manager or investment manager to DPI LLC (“DPI”) and Valentis SB, L.P. (“Valentis”), and Defendant Kobler also has an ownership interest in DPI and Valentis through an affiliate. Moreover, Kobler also serves on the investment advisory committee of Digital Power Capital, LLC, another affiliate of Wexford, DPI, and Valentis.

43. Defendant Kobler also has a contractual relationship with Wexford whereby

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Kobler receives a payment to be determined based on, in each case, 5% of the net profits in excess of a preferred return realized by Wexford from certain investments made by Wexford, including its investment in ICx. Thus, Kobler is directly affiliated and controlled by Wexford. Additionally, Defendant Jacobs is currently the President and Co-Founder of Wexford, and Defendant Plaumann has served as a past Senior Vice President of Wexford.

44. On September 3, 2010, the Company filed with the Securities and Exchange Commission (“SEC”) a false and misleading Solicitation/Recommendation Statement under Section 14(d)(9) (the “Solicitation Statement”). The sales process describes a flawed “auction process,” and also fails to disclose a number of important facts about the process sufficient to fully inform ICx’s minority shareholders. According to the Solicitation Statement, in June 2009, Wexford was approached by undisclosed potential buyers for Wexford’s majority interest in the Company, as well as a possible sale of ICx itself. Solicitation Statement at 10. Wexford then asked Kobler to “confidentially” conduct negotiations with these interested buyers of the Company. Id. The Solicitation Statement states that Kobler engaged in discussions regarding “strategic partnerships” on behalf of the Company throughout the summer of 2009. Id. On September 2, 2009, the Board requested that Kobler continue negotiations regarding an actual sale of the Company and initiate a so-called “auction process.” Id. at 10-11.

45. But Kobler conducted these negotiations on his own and went unsupervised by other Board members until he finally updated the rest of the Board at a telephonic meeting two months later on October 27, 2009. Id. at 11. At that meeting, Kobler provided limited details and stated “that he was currently exploring several different opportunities,” and the Board simply asked him to continue to do so without further discussion. Id.

46. Shortly thereafter, the Board retained Stone Key and began a supposed auction

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process. This process, however, was tremendously flawed. In February 2010, Stone Key began contacting potentially interested parties and entered into nondisclosure agreements with 20 of them on ICx’s behalf. Id. at 11. Of course, Kobler was the only Board member in significant contact with Stone Key during this process, as he alone had to update the rest of the Board as to Stone Key’s efforts at a March 17, 2010 Board meeting. Id.

47. Stone Key later received interest from five strategic purchasers and one financial purchaser between April 28, 2010 and May 20, 2010. FLIR submitted an indication of interest “for between $9.00 and $10.00 per share,” an entity identified by the Solicitation Statement only as the “Other Bidder” submitted an indication of interest “for between $8.70 and $10.05 per share,” the other buyers’ expressions of interest “were generally in the $9.00 to $10.00 per Share range,” and one buyer submitted an indication of interest that was “in the $7.00 to $9.00 range.” Id. at 12.

48. Over the next month, undisclosed representatives from ICx made presentations to the six interested parties, including FLIR. Id. The interested parties were then were provided with due diligence materials and an on-line data room, and Company representatives continued to negotiate, but it appears the rest of the Board members were not involved or kept apprised of the ongoing auction process. Id. Moreover, at the end of May 2010, ICx updated its five-year projections that it had provided to the potential buyers in the form of “revised Case A projections.” Id. at 11. These projections were significantly lower than the projections management had provided earlier and Case A failed to include certain “programs in process” which could have improved results. Id. The Solicitation Statement does not describe the specific “programs in process” at issue. Id.

49. In late June and early July 2010, Stone Key distributed a merger agreement to the

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interested parties and established final bidding instructions. Id. Again, Kobler appeared to be the only Board member interacting with Stone Key throughout this process. Id. at 11. Then on July 2, 2010, two of the six interested bidders dropped out of the process, citing the Case A projections that had been circulated in late May. Id. at 12. At the same time, unidentified representatives of the Company provided FLIR with a preliminary view of the Company’s performance for the second quarter of 2010, which provided lower revenues and income than had previously been forecasted. Id. at 13. On July 14, 2010, another potential buyer withdrew, citing “among other things” (things which are not identified in the Solicitation Statement), the Company’s disappointing financial results. Id. The Solicitation Statement also states that another bidder had quietly dropped out of the process, but there is no indication that ICx or Stone Key made any attempt to ascertain its reason for doing so. Id.

50. On July 14, 2010, the “Other Bidder” submitted a formal proposal letter offering to acquire the Company for $8.25 per share. Id. On July 21, 2010, unidentified “representatives of the Company” conducted negotiations with the Other Bidder and two days later, Stone Key “circulated a summary of the Company’s key issues with respect to the Other Bidder’s proposed merger agreement” in preparation for a conference call later that day. Id. On July 23, 2010, FLIR submitted an offer to acquire the Company for just $7.75 per share. Id. As ICx representatives and Stone Key discussed the unspecified “key issues” regarding the Other Bidder’s proposed merger agreement, on August 4, 2010, the Other Bidder informed Stone Key that it was withdrawing from the auction process. Id. From August 6, 2010 to August 15, 2010, Kobler attempted to re-open negotiations with the Other Bidder, but the Other Bidder did not submit a further bid. Id. The Solicitation Statement never discloses why the Other Bidder dropped out of the process, nor did it disclose why defendants took issue with the unspecified “key issues” instead of accepting the Other Bidder’s $8.25 offer when it had the opportunity.

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51. But on August 2, 2010, two days before the Other Bidder dropped out, Stone Key told FLIR representatives that “the Company desired to move forward with a negotiation of the draft merger and [Wexford’s] tender and support agreements.” The Solicitation Statement, however, does not indicate who at the Company made this determination. Id. On August 8, 2010, Stone Key stated to FLIR that ICx was prepared to sign a definitive merger agreement by August 16, 2010, subject to a final agreement on terms. Id. at 14. Thereafter, on August 9, 2010, CEO Cumming became involved in the external process and contacted FLIR’s CEO, asking FLIR to submit a bid by August 13,2010. Id. FLIR submitted a “verbal offer” to Stone Key to purchase ICx for $7.50 per share in cash. Id. The next day, on August 13, 2010, FLIR submitted a “best and final” offer to purchase the Company at $7.55 per share. Id. Over the next several days, the Board met, discussed the Proposed Transaction, then voted to approve the Merger Agreement with FLIR, the Offer, and the Tender Agreement. Id.

52. Based on the foregoing, it is apparent that Defendants have failed to fulfill their obligation to demonstrate that they have taken all reasonable steps to maximize shareholder value.

The Individual Defendants Have Conflicts of Interest with the ICX Shareholders

53. The Individual Defendants also have conflicts of interest that put them at odds with the public shareholders. Moreover, all options that were granted under the Company’s 2005 Stock Plan or the Company’s 2007 Equity Incentive Plan, will be accelerated and will be converted into cash corresponding to the consideration offered in the Proposed Transaction. The insiders’ unexercised equity awards all contain exercise prices below the consideration in the Proposed Transaction. Thus, the Proposed Transaction will greatly accelerate the Defendants’ opportunity to monetize their stake in ICx, creating a conflict that prevents them from adequately representing the public shareholders.

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54. Moreover, defendants Kobler and Jacobs, along with Wexford, beneficially control over 61% of the Company’s outstanding shares and also hold large block of illiquid stock and equity holdings that cannot be cashed immediately unless the Proposed Transaction is consummated. Without the liquidity of their stock that would result of the Proposed Transaction, the Defendants would not be able to sell their shares on the open market without taking a liquidity discount and/or driving down ICx’s stock price and thus the value of the shares.

55. As part of the Merger Agreement, the Individual Defendants also agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company. These provisions will eliminate or hinder the possibility of the proper maximization of ICx’s shareholder value.

56. The Merger Agreement contains a strict “no shop” provision (Section 6.4) prohibiting the members of the ICx Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value. Additionally, the tender offer is likely to close in a matter of weeks, thereby effectively foreclosing the possibility of any other bidders materializing before the Proposed Transaction is consummated.

57. The Defendants also gave FLIR an irrevocable option to purchase newly issued shares from ICx in an amount necessary to acquire one share more than the 90% required for a short form merger. Section 2.9 of the Merger Agreement refers to this irrevocable option as the “Top-Up Option.” This Top-Up Option guarantees the expeditious sale of ICx to FLIR without requiring a shareholder vote.

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58. In addition to the “no shop” provision and “Top-Up Option”, the Merger Agreement includes an $8,200,000 termination fee - an amount representing approximately 21.7% of the Company’s current cash on hand - should the Board choose to accept a superior deal. Moreover, the Merger Agreement also obligates Wexford and other Company insiders to tender their shares, representing 61% of outstanding ICx shares, in the Proposed Transaction. Indeed, the Merger Agreement indicates that the Proposed Transaction can be consummated without any vote at all. Section 2.10 of the Merger Agreement explicitly discusses the defendants’ intent to squeeze out the minority shareholders without permitting them to vote down the lowball $7.55 per share price.

Notwithstanding anything to the contrary in Section 6.8, in the event that any Parent Company, whether pursuant to the Offer, upon exercise of the Top-Up Option or otherwise, shall acquire at least ninety percent (90%) of the outstanding Shares, the parties hereto agree, subject to Article VII, to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders of the Company, in accordance with Section 253 of the DGCL (a “Short Form Merger”). Notwithstanding anything to the contrary in this Agreement, if the conditions set forth in Section 2.9(b) have been satisfied, Merger Sub shall exercise the Top-Up Option as promptly as practicable following the Acceptance Time.

59. These clauses in combination with the other preclusive deal protection devices will all but ensure that no competing offer will be forthcoming.

The Solicitation/Recommendation Statement is

Materially Misleading and Incomplete

60. Additionally, Defendants filed with the Securities and Exchange Commission (“SEC”) a false and misleading Solicitation/Recommendation Statement under Section 14(d)(4) (the “Solicitation Statement”) containing numerous material misstatements and omissions.

61. First, the Solicitation Statement loosely describes discussions with various bidders and outside parties, including FLIR, but does not disclose which representatives or Board

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members were in attendance and/or conducted the negotiations. These omissions are also troubling since, as noted above, several Board members are inherently conflicted and their participation in the sales process is highly suspect. For instance, the Solicitation Statement vaguely describes the following discussions:

a.	March 2009: “[FLIR] approached the Company indicating its possible interest…” Id. at 10.

b.	April 28, 2010 to May 20, 2010: The “extensive in-person management presentations” conducted by “the Company’s management.” Id. at 12.

c.	May 27, 2010: “[C]ertain executives of [FLIR] met with members of the Company’s management…” Id.

d.	Early July 2010: “[T]he Company provided [FLIR] with a preliminary view of the Company’s performance for the second quarter of 2010…” Id. at 13.

e.	July 21, 2010: “[R]epresentatives of the Company… and the Other Bidder participated in a conference call to discuss certain key issues with the Other Bidder’s draft of the merger agreement.” Id. at 13.

f.	July 23, 2010: “… in preparation for a conference call between the Company . and the Other Bidder and its advisors that same day.” Id.

g.	July 26, 2010: “[T]he Company,… participated in a telephone call with [FLIR] to discuss certain key issues with the Company’s proposed merger agreement…” Id.

62. The Solicitation Statement also contains insufficient information regarding the actions taken by Stone Key at the Board’s instruction but does not indicate which Board members provided instruction regarding those actions. This is particularly material since the prior negotiations were exclusively conducted by Kobler, who stands to gain a windfall if the Proposed Transaction is consummated. These omissions included:

a.	June 22, 2010: Stone Key distributed a proposed form of merger agreement that contemplated an all-cash tender offer followed by a merger “with input from the Company.” Id. at 12. But the Board had apparently not met or collectively instructed Stone Key to do anything since March. Id.

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b.	July 1, 2010: Stone Key sent final bidding instructions, encouraging interested parties to submit firm offers just two weeks later. Id. But the Board had apparently not met or collectively instructed Stone Key to do anything since March. Id.

c.	July 23, 2010: “Stone Key circulated a summary of the Company’s key issues with respect to the Other Bidder’s draft merger agreement . . . .” Id. at 13. The Board had not met or collectively discussed the Other Bidder since July 14, 2010, and the Solicitation Statement fails to indicate who at the Company felt the unidentified issues were “key.” Id.

d.	August 2, 2010: Stone Key contacted two of the interested parties that had previously withdrawn and attempted to reengage them. Id. There is no indication, however, that the Board discussed this contact at the prior meeting. Id.

e.	August 8, 2010: Stone Key indicated to FLIR that “the Company was prepared to work towards signing a definitive merger agreement by August 16, 2010,” which was, of course, eventually the date the Proposed Transaction was announced. Id. at 14. There is no indication, however, that the Board collectively discussed this timeframe at the prior meeting. Id.

f.	August 13, 2010: Stone Key, “on behalf of the Company,” responded to FLIR with two very specific alternate proposals regarding a go-shop provision and termination fee. Id. There is no indication who, “at the Company,” instructed Stone Key regarding these specific alternate proposals. Id.

63. The Solicitation Statement also provided inadequate disclosures regarding several aspects of the proposal from the “Other Bidder.” Thus, ICx’s minority shareholders cannot determine whether the Board should have accepted the higher offer from the Other Bidder. Instead, the Solicitation Statement merely discusses unidentified “key issues.” These instances include:

a.	July 14, 2010: The Other Bidder’s letter “outlined certain significant terms and conditions under which the Other Bidder would be prepared to acquire the Company . . .” Id. at 13. Other than mentioning ordinary due diligence, the Solicitation Statement fails to disclose these “significant terms and conditions.” Id.

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b.	July 21, 2010: The Company, Stone Key, Skadden, and the Other Bidder discussed “certain key issues with the Other Bidder’s draft of the merger agreement.” Id. The Solicitation Statement does not identify these “key issues.”

c.	July 23, 2010: “Stone Key circulated a summary of the Company’s key issues with respect to the Other Bidder’s draft merger agreement. .” Id. Again, the Solicitation Statement does not identify these “key issues.” Id.

d.	August 4, 2010: The Other Bidder informed Stone Key that it was withdrawing from the auction process. Id. at 14. The Solicitation Statement never explains why the Other Bidder withdrew. Id.

64. On June 22, 2010, Stone Key distributed a proposed merger agreement to all interested bidders that contemplated an “all-cash tender offer followed by a merger.” Id. at 12. The Solicitation Statement, however, never discloses (i) who determined that this was the appropriate form of transaction; (ii) why ICx would not consider a transaction involving consideration for a mix of stock/cash; (iii) whether this type of transaction was preferred by Wexford to satisfy its liquidity needs; and (iv) whether the Board - or anyone - considered the minority stockholders’ interests in mandating this form of transaction.

65. The Solicitation Statement also fails to disclose material information regarding Stone Key and the Company’s financial analyses, including:

a.	The Company’s rationale for assuming negative developments in its main programs (TSA, Cerberus, and J2) in Case B, where analyst commentary generally indicated acceleration, rather than a slowdown, in their adoption.

b.	Stone Key’s rationale for considering December 24, 2009 (the last trading day prior to the attempted Christmas Day bombing of a U.S. flight) as the “unaffected date” for purposes of calculating premiums when the stock price reacted not due to information leakage about the proposed transaction, but because of a sudden, increased perceived demand for the Company’s products and services.

c.	The definition of unlevered after-tax free cash flow used by Stone Key in its Discounted Cash Flow (“DCF”) analysis.

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d.	The individual inputs used by Stone Key in calculating its Weighted Average Cost of Capital (“WACC”) of 11.5% to 13.0% in its DCF analysis.

e.	Stone Key’s rationale for selecting perpetual growth rates of 2.0% to 4.0% in its DCF analysis.

f.	Stone Key’s rationale for determining that Fiscal Year 2014 represented a suitable time period at which to calculate terminal value for its DCF analysis given that EBITDA growth was over 11% and cash flow growth was possibly much higher than that?

g.	The specific subset of companies that “Stone Key deemed more representative of the Company’s trading value” in Stone Key’s Comparable Company Analysis.

h.	The basis of Stone Key’s decision for not selecting and applying 2011 EBITDA multiples, in light of the fact that they were observed as part of the data set in Stone Key’s Comparable Company Analysis.

i.	The consideration given by Stone Key to EBITDA in its Comparable Company Analysis, especially in light of the Company’s anticipated revenue acceleration in late 2010/early 2011.

j.	The basis for the Company’s statement that the Case A and Case C projections were deemed “not credible at this time,” as referenced on Page 34 of the Solicitation Statement.

k.	At the end of May 2010, ICx updated its five-year projections that it had provided to the potential buyers in the form of “revised Case A projections.” Id. at 11. These projections were significantly lower than the projections management had provided earlier and Case A failed to include certain “programs in process” which could have improved results. Id. The Solicitation Statement does not describe the specific “programs in process” at issue. Id. Moreover, the Solicitation statement fails to disclose whether prior bidders were informed of these programs and their potential financial impact at any point during the Auction Process.

66. Thus, Defendants’ breaches of fiduciary duty are aggravated by Defendants’ continuing non-disclosure of numerous material facts concerning the Proposed Transaction. Unless these material non-disclosures are corrected, ICx shareholders will be entirely unable to cast a fully and fairly informed vote on the Proposed Transaction, and will be permanently and irreversibly harmed as a consequence.

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COUNT I

Breach of Fiduciary Duty - Failure to Maximize Shareholder Value

(Against the Individual Defendants)

67. Plaintiff repeats and realleges each allegation set forth herein.

68. As Directors of the Company, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ agreement to the Proposed Transaction will result in change of control of the Company which imposes fiduciary responsibilities to maximize the Company’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

69. As discussed herein, the Individual Defendants have breached their fiduciary duties to the Company’s shareholders by failing to engage in an adequate sale process, by agreeing to a transaction that undervalues the Company, and by agreeing to preclusive deal protection provisions that will greatly reduce the possibility of the emergence of a superior offer.

70. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of the Company’s assets and will be prevented from benefiting from a value-maximizing transaction.

71. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

72. Plaintiff and the Class have no adequate remedy at law.

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COUNT II

Violation of Section 14(e) of the Exchange Act

(Against All Defendants)

73. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

74. The Tender Offer is subject to Section 14(e) of the Exchange Act, which makes it unlawful “to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer.”

75. The Tender Offer documents (i.e., the Solicitation Statement), which Defendants disseminated to ICx’s shareholders in connection with the Tender Offer, contained false and misleading statements and omissions of material fact in violation of Section 14(e).

76. Defendants knew or recklessly disregarded that the Solicitation Statement contained these statements and omissions, and nevertheless failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

77. Plaintiff and other class members did not know, nor in the exercise of reasonable diligence could have known, of the untruths and omissions contained in the Tender Offer documents, and as shareholders of the Company subject to the Tender Offer, require the protection of Section 14(e).

78. As a direct and proximate result of Defendants’ wrongful conduct, Plaintiff and the other members of the Class cannot make an informed decision about whether to tender their shares in connection with the Tender Offer.

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79. Defendants must be compelled to disclose additional information to Plaintiff and other members of the Class in order to permit them to make an informed decision.

80. By reason of the conduct alleged herein, the Defendants have violated Section 14(e) of the Exchange Act and will continue to do so unless and until the Tender Offer is enjoined by the Court and they are required to issue supplemental and/or corrective disclosures to the members of the Class.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment individually and on behalf of the Class, as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Enjoining the Individual Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a fair transaction that does not irreparably harm the Company’s shareholders;

C. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, including the “no solicitation” cause, the top-up option, the termination fee clause, and the tender agreements;

D. Awarding Plaintiff and the Class such damages as may be proved at trial including pre- and post-judgment interest,

E. Awarding Plaintiff the cost and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

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Dated: September 15, 2010

Elizabeth K. Tripodi (VSB #73483)

FINKELSTEIN THOMPSON LLP

1050 30th Street, NW

Washington, D.C. 20007

Telephone: (202) 337-8000

Facsimile: (202) 337-8090

Email: etripodi@finkelsteinthompson.com

Counsel for Plaintiff

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PLAINTIFF CERTIFICATION

I, Mark Schiffer, hereby declare that:

1. I have reviewed a draft Complaint in this class action and have authorized the filing hereof.

2. I did not purchase (or otherwise acquire) or sell securities of ICx Technologies, Inc., the subject of the Complaint, at the direction of my counsel or in the hope to participate in any private action arising under the Securities Act of 1933 or the Securities Exchange Act of 1934.

3. I am willing to serve as a representative plaintiff on behalf of the class defined in the Complaint, including providing testimony at deposition and trial, if necessary.

4. I have engaged in the following transactions involving the securities of Tex Technologies, Inc.:

Purchases	Trade Date	Price Per Security	Total
1500 Sh	1/12/10	8.215	$12,322.98

5. During the last three years preceding the date of this Certification, I have sought to serve as a representative plaintiff of a class in the following actions brought under the Securities Act of 1933 or the Securities Exchange Act of 1934:

6. I will not accept any payment for serving as a representative plaintiff on behalf of the class beyond my pro rata share of any recovery, except as ordered by the Court.

7. Nothing herein shall be construed to be or constitute a waiver of ray attorney-client privilege.

I declare under penalty of perjury that the foregoing is true and correct.

Executed on the 15th day of September 2010.

Mark Schiffer

Sworn before me this 15th day

of September 2010.